

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2010

Ms. Kathleen L. Quirk
Chief Financial Officer
Freeport-McMoRan Copper & Gold, Inc.
One North Central Avenue
Phoenix, Arizona 85004-4414

> **Re: Freeport-McMoRan Copper & Gold Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-11307-01**

Dear Ms. Quirk:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Roger Schwall
Assistant Director